Exhibit (a)(1)(E)

ALLIANCE ONE INTERNATIONAL, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING OPTIONS

FOR RESTRICTED STOCK UNITS OR NEW OPTIONS

ELECTION FORM

SUBMIT THIS ELECTION FORM NO LATER THAN 12:00 P.M. (NOON), NEW YORK CITY TIME,

ON OCTOBER 13, 2015, UNLESS THE OFFER IS EXTENDED.

Alliance One International, Inc. (the “Company,” “Alliance One” or “we”) is offering eligible employees the opportunity to exchange certain outstanding eligible options for new awards of restricted stock units, except for eligible employees residing in Canada, who will receive new stock options (the “offer”). Before signing this election form, you are advised to obtain and read the documents that comprise this offer, including (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units or New Options dated September 14, 2015, (the “Offer to Exchange”), (2) the e-mail announcement of the exchange offer from Laura Jones, the Company’s Vice President Human Resources, dated September 14, 2015, (3) this election form, together with its instructions and other related documents. The offer is subject to the terms of these documents, as they may be amended. These documents were filed with the Securities and Exchange Commission as exhibits to our Schedule TO Tender Offer Statement. You can access these documents through the Securities and Exchange Commission’s (the “SEC”) website at www.sec.gov.

The offer provides eligible employees the opportunity to exchange eligible options for restricted stock units or new options, as set forth in the Offer to Exchange. This offer expires at 12:00 p.m. (Noon), New York City Time, on October 13, 2015, unless extended.

PLEASE FOLLOW THE INSTRUCTIONS ASSOCIATED WITH THIS ELECTION FORM.

If you choose to participate in the offer or withdraw a previously submitted election form, please check the appropriate box below.

☐	Yes, I wish to participate in the offer as to ALL of my eligible option grants.

(All of my eligible options will be cancelled irrevocably on the cancellation date, currently expected to be October 13, 2015.)

OR

☐	Yes, I wish to participate in the offer but only for the following eligible option grant. (Check one):

☐	Eligible option grant made in 2011

☐	Eligible option grant made in 2012

(Only the eligible options included in this option grant will be cancelled irrevocably on the cancellation date, currently expected to be October 13, 2015, while the eligible options under the other option grant will remain outstanding.)

OR

☐	I elect to withdraw my previous elections and reject the offer.

(I understand that this election form will replace any election and any withdrawal I previously submitted and all of my eligible options will remain outstanding.)

To participate in the offer to exchange some or all of your eligible options, you must complete and submit this election form by email to ljones@aointl.com with the subject line: “Elect”, or by facsimile to +1 919 379-4133, in accordance with the instructions below forming part of the terms and conditions of the offer, by 12:00 p.m. (Noon), New York City time, on October 13, 2015, unless the offer is extended. Only elections that are complete and actually received by us by the deadline will be accepted. Elections may be submitted only via facsimile or email as set forth above. Elections submitted by any other means, including hand delivery, interoffice, U.S. post (or other mail), and Federal Express (or similar delivery service), are not permitted.

INSTRUCTIONS

To elect to exchange all your eligible options, check the box next to “Yes, I wish to participate in the offer as to ALL of my eligible option grants,” sign this form and return it in accordance with these instructions.

To elect to exchange some of your eligible options, check the box next to “Yes, I wish to participate in the offer but only for the following eligible option grant,” check the box next to the grant you want to exchange (either the grant made in 2011 or in 2012), sign this form and return it in accordance with these instructions. If you elect to tender an eligible option for exchange, you must tender the entire outstanding portion of that option grant.

To change your previous election, you will need to deliver a new properly completed and signed election form in accordance with these instructions prior to the expiration of the offer at 12:00 p.m. (Noon), New York City time, on October 13, 2015, unless the offer is extended.

To withdraw your previous elections and reject the offer, do not check any boxes other than the box indicating that you elect to withdraw your election and reject the offer. Then sign this form and return it in accordance with these instructions.

On the signature page of this election form, check the appropriate box to confirm whether you are a resident of Canada, The People’s Republic of China or a country other than Canada or The People’s Republic of China.

DELIVERY OF YOUR ELECTION FORM OTHER THAN VIA EMAIL OR FACSIMILE, OR TO A NUMBER OTHER THAN +1 919 379-4133 OR AN ADDRESS OTHER THAN LJONES@AOINTL.COM, WILL NOT CONSTITUTE VALID DELIVERY.

You can elect to exchange your eligible options, or after making an election you can change your election or withdraw from the offer, anytime while the offer remains open. If we extend the offer, you may submit a new election form with respect to some or all of your eligible options at any time until the extended offer expires. The last valid election in place prior to the expiration of the offer shall control.

To obtain an additional copy of an election form, please contact ljones@aointl.com or send a facsimile to +1 919-379-4133, stating your first and last name, your telephone number and email address and an election form will be sent to you.

In making this election, you agree that we may use, collect and transfer your personal data for the purpose of implementing, administering and managing your participation in the offer. Such personal data may be transferred to us and to any third parties assisting us with the offer, and these recipients may be located in the U.S. or elsewhere.

We will not accept delivery of any election form after expiration of the offer. If we do not receive a properly completed and duly executed election form from you before the expiration of the offer, we will not accept your eligible options for exchange and such eligible options will not be exchanged pursuant to this offer and will remain outstanding and in effect in accordance with their existing terms.

We intend to confirm the receipt of your election form by email within two U.S. business days of the receipt of your election form. If you have not received an email confirmation, you must confirm that we have received your election form. You may request confirmation of our receipt of your election form by sending an email to ljones@aointl.com or by facsimile to +1 919 379-4133. Responses submitted by any other means are not permitted.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS.

TERMS OF NEW AWARDS

In accordance with the terms outlined in the offer documents, if you elect to exchange your eligible options, the number of new awards you receive will be determined based on the exchange ratio applicable to your exchanged options.

Your new awards will be subject to new vesting schedules and will be unvested at the time of grant, regardless of the extent to which your exchanged options have vested. Vesting on any date is subject to your continued service to the Company or its subsidiaries through each relevant vesting date, subject to special vesting events. Other terms of your new awards will be different from your eligible options, as described in Section 9 of the Offer to Exchange, titled “Source and Amount of Consideration; Terms of RSUs and New Options.” Validly exchanged eligible options will be cancelled on the date new awards are granted. You will lose your rights to all exchanged options that are cancelled under the offer.

Please refer to the forms of the restricted stock unit agreements and new option agreement, as applicable, for the full terms of new awards. The offer documents are available SEC’s website at www.sec.gov.

AGREEMENT TO TERMS OF ELECTION

By electing to exchange your eligible options, you agree to all of the following:

1. You hereby agree to exchange your eligible options for new awards as indicated on this election form in accordance with the terms of the offer as set forth in the Offer to Exchange of which you hereby acknowledge receipt. Each eligible option indicated on this election form will be cancelled promptly following the expiration of the offer. A new award will be granted to you promptly following the expiration of the offer.

2. The offer is currently set to expire at 12:00 p.m. (Noon), New York City time, on October 13, 2015, unless we in our discretion extend the offer.

3. If you cease to be employed by the Company or its subsidiaries before the new award grant date, you will not receive a new award. Instead, your eligible options will remain outstanding in accordance with their terms.

4. Until the expiration of the offer, you will have the right to change or withdraw the elections that you have made with respect to some or all of your eligible options that you elected to exchange. However, after the expiration of the offer, you may not change or withdraw your election. The last properly submitted election form prior to the expiration of the offer shall be binding. Due to certain requirements under U.S. securities laws, an exception to this rule is that if we have not accepted your properly tendered options by 12:00 a.m. (Midnight), New York City time, at the end of November 9, 2015 (which is the 40th U.S. business day following the commencement of the offer), you may withdraw your options at any time thereafter but prior to our acceptance.

5. The tender of some or all of your eligible options will constitute your acceptance of all of the terms and conditions of the offer. Acceptance by the Company of your eligible options for exchange pursuant to the offer will constitute a binding agreement between the Company and you upon the terms and subject to the conditions of the offer.

6. You are the registered holder of the eligible options tendered hereby, and your name and other information appearing on this election form are true and correct.

7. You are not required to tender some or all of your eligible options pursuant to the offer.

8. The Company and/or any independent firms hired with respect to the offer cannot give you legal, tax or investment advice with respect to the offer, and you have been advised to consult with your own legal, tax and investment advisors as to the consequences of participating or not participating in the offer.

9. Under certain circumstances set forth in the Offer to Exchange, the Company may terminate or amend the offer and postpone its acceptance of the eligible options you have elected to exchange. Should the eligible options tendered herewith not be accepted for exchange, such options will continue to be governed by their original terms and conditions.

10. You acknowledge that the Company recommends that you consult a professional financial advisor to discuss your individual situation.

11. You acknowledge that your new awards will be subject to a restricted stock unit agreement or a new option agreement, as applicable, effective upon the new award grant date. The forms of the restricted stock unit agreements and new option agreement are available on the SEC website at www.sec.gov.

EMPLOYEE ACCEPTANCE OF THE OFFER

You must physically sign this election form for it to be valid. You should make a copy of your election form and retain it for your records. You must check one of the following boxes to confirm the country where you reside.

☐ Resident of Canada	☐ Resident of The People’s Republic of China	☐ Resident of a country other than Canada or The People’s Republic of China

Date:	Employee Signature:

Employee Name (Please print):

Employee Email:

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